[redacted]

SEC Mail Processing SECURIT 10027154 ON
Section

FEB 26 2010 **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-052591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBD Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Taxter Road, Suite 175
(No. and Street)

Elmsford NY 10523
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron 914-632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christopher Bell, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2009 and supplemental schedules pertaining to KBD Securities, LLC, as of December 31, 2009 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 1/29/10
Date

CEO
Title

Subscribed and Sworn to before me

on this 29 day of January, 2010.

Notary Public

YOSHIKI HIRABAYASHI
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2013

KBD SECURITIES, LLC
(S.E.C. NO. 8-052591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC
(S.E.C. NO. 8-052591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBD Securities, LLC at December 31, 2009 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 23, 2010

KBD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets:		
Cash and cash equivalents	$	72,522
Due from employees		4,896
Prepaid expenses		6,413
Total current assets		83,831
Property and Equipment, net		1,127
Total Assets	$	84,958

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	18,945
Commitments and Contingencies		
Members' Equity		66,013
Total Liabilities and Members' Equity	$	84,958

See independent auditor's report and the accompanying notes to the statement of financial condition.

KBD SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Note A – Organization and Significant Accounting Policies

Nature of Business

KBD Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). On March 23, 2000 the Company was organized as a limited liability company under the laws of the State of New York. The Company's registration with the U.S. Securities and Exchange Commission was effective on May 24, 2000.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 7 years.

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds.

Fair Value of Financial Instruments

The carrying value of cash, due from employees, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Subsequent Events

Subsequent events were evaluated through February 23, 2010 which is the date the financial statements were available to be issued.

Note B – Due from Employees

Included in due from employees was unsecured interest bearing advances to employees totaling $4,896 at December 31, 2009.

Note C – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$ 17,395
Furniture and fixtures	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		60,204
Net property & equipment		$ 1,127

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $53,577, which was $48,577 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 0.35 to 1.

Note E - Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation Corporation. Cash balances at risk as of December 31, 2009 were $0.

Note F - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2009, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2009, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2009, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of New York State. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2007 will be closed by statute on April 15, 2010.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

KBD Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements of KBD Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of KBD Securities, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2010

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

KBD SECURITIES, LLC

(S.E.C. NO. 8-052591)

SUPPLEMENTAL REPORT ON SIPC-7T

KBD SECURITIES, LLC

(S.E.C. NO. 8-052591)

SUPPLEMENTAL REPORT ON SIPC-7T

KBD SECURITIES, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To the Members of
KBD Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by KBD Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KBD Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). KBD Securities, LLC's management is responsible for the KBD Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We confirmed that KBD Securities, LLC, as a broker dealer, generated revenues that consist exclusively of the distribution of shares of registered open end investment companies or unit investment trusts.

As a result, KBD Securities, LLC qualifies for exclusion from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. On December 4, 2009 KBD Securities, LLC filed Form SIPC-3 (to the attention of Linda McKenzie Siemens) certifying it qualifies as an excluded broker dealer.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2010

SIPC-3 2009

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-052591 FINRA DEC

KBD SECURITIES LLC
555 TAXTER RD STE 175
ELMSFORD, NY 10523

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 12/4/09
Authorized Signature/Title Date

TOM Gormley, ~~Principal~~ Principal

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆00005259⑆ 0000 2009⑈

Form SIPC-3 FY 2009

8-052591 FINRA DEC

KBD SECURITIES LLC

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>**December 31, 2009**</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.